UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ASTEX PHARMACEUTICALS, INC.

(Name of Subject Company)

ASTEX PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04624B103

(CUSIP Number of Class of Securities)

James S.J. Manuso, Ph.D.

Chairman and Chief Executive Officer

Astex Pharmaceuticals, Inc.

4140 Dublin Blvd., Suite 200

Dublin, California 94568

(925) 560-0100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Page Mailliard

Denny Kwon

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Astex Pharmaceuticals, Inc., a Delaware corporation (“Astex” or the “Company”). The Schedule 14D-9 relates to the tender offer by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company (“Parent” or “Otsuka” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 13, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Astex common stock, $0.001 par value per share (the “Shares” or the “Common Stock”) at a purchase price of $8.50 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(5)(D)	Communication to the employees of the Company, dated September 18, 2013.				X
(a)(5)(E)	Communication to the stockholders of the Company, dated September 18, 2013.				X

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTEX PHARMACEUTICALS, INC.

By:	/s/ Michael Molkentin
Name:	Michael Molkentin
Title:	Chief Financial Officer

Dated: September 18, 2013

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